UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63075/October 12, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14047

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In the Matter of

SPEED OF THOUGHT TRADING CORP.	:	
(f/k/a EMPEROR PENGUIN, INC.),	:	
SPORTS/ENTERTAINMENT GROUP, INC.,	:	ORDER MAKING FINDINGS
STANDARD AUTOMOTIVE CORP.,	:	AND REVOKING
STARMET CORP.,	:	REGISTRATIONS BY DEFAULT
STEARMAN ENTERPRISES, INC.,	:	
STREAMLINE.COM, INC., and	:	
SUPRADUR COMPANIES, INC.	:	

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     The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 14, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), by September 16, 2010. Respondents' Answers were due ten days from the date of service. See OIP at 3; 17 C.F.R. § 201.220(b). To date, no Respondent has filed an Answer, and the time for filing has expired. Accordingly, Speed of Thought Trading Corp. (f/k/a Emperor Penguin, Inc.) (Speed of Thought), Sports/Entertainment Group, Inc. (Sports/Entertainment Group), Standard Automotive Corp. (Standard Automotive), Starmet Corp. (Starmet), Stearman Enterprises, Inc. (Stearman Enterprises), Streamline.com, Inc. (Streamline.com), and Supradur Companies, Inc. (Supradur), are in default for failing to file Answers to the OIP or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true. Official notice has been taken of the Commission's public official records concerning Respondents. See 17 C.F.R. § 201.323.

     Speed of Thought (CIK No. 1122348) is a dissolved New York corporation located in Plainview, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Speed of Thought is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on October 4, 2000, which reported a net loss of $20,000 for the period from August 14 to September 30, 2000.

Sports/Entertainment Group (CIK No. 814254) is a void Delaware corporation located in Millburn, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sports/Entertainment Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 1994, which reported a net loss of $566,643 for the prior nine months.

Standard Automotive (CIK No. 1043505) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Standard Automotive is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2001, which reported a net loss of over $42.4 million for the prior nine months. As of September 8, 2010, the company's stock (symbol "SAUC") was traded on the over-the-counter markets.

Starmet (CIK No. 276331) is a dissolved Massachusetts corporation located in Concord, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Starmet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 2, 2000, which reported a net loss of $310,000 for the prior three months. As of September 8, 2010, the company's stock (symbol "STMT") was traded on the over-the-counter markets.

Stearman Enterprises (CIK No. 1097395) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Stearman is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended July 31, 2001, which reported a net loss of $500 for the prior twelve months.

Streamline.com (CIK No. 1042091) is a void Delaware corporation located in Westwood, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Streamline.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 1, 2000, which reported a net loss of over $11.4 million for the prior three months. As of September 8, 2010, the company's stock (symbol "SLNE") was traded on the over-the-counter markets.

Supradur (CIK No. 95618) is a void Delaware corporation located in Rye, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Supradur is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 2, 1994, which reported a net loss of over $2.8 million for the prior nine months.

Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, Speed of Thought, Sports/Entertainment Group, Standard Automotive, Starmet, Stearman Enterprises, Streamline.com, and Supradur failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Speed of Thought Trading Corp. (f/k/a Emperor Penguin, Inc.), Sports/Entertainment Group, Inc., Standard Automotive Corp., Starmet Corp., Stearman Enterprises, Inc., Streamline.com, Inc., and Supradur Companies, Inc., are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge